Exhibit 99.1

GLOBAL PRESS RELEASE

Stock Market

Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI announces Leadership Transition

Tim Hurlebaus appointed President and Chief Executive Officer

Montréal, Québec, May 12, 2026 – The CGI (NYSE: GIB) (TSX: GIB.A) Board of Directors announces the appointment of Tim Hurlebaus as President and Chief Executive Officer (CEO) and a member of the Board of Directors, effective immediately. For the past two years, Mr. Hurlebaus served as President and Chief Operating Officer (COO) with responsibility for CGI’s operations across the United States, United Kingdom and Australia which collectively represent nearly half of the company’s annual revenue. Mr. Hurlebaus succeeds François Boulanger who will be retiring after nearly 40 successful years in the IT services industry, 30 years at CGI.

“With more than 35 years of experience in IT consulting services, Tim has been a champion of CGI’s client proximity model, ownership culture and values. He led the profitable growth of some of CGI’s largest operations while partnering with clients around the world to deliver on their most complex digital initiatives,” said Julie Godin, Executive Chair of the Board. “Today, powerful technologies such as AI are creating significant opportunities to help clients drive step-change transformation. Tim has the leadership track record as well as the combination of industry knowledge and technology expertise in client delivery that will guide CGI’s growth in this AI-first era. On behalf of the Board, we congratulate Tim and look forward to building what’s next for our company and for each of our stakeholders.”

Mr. Hurlebaus began his career at CGI as a developer and consultant. Over the years, he led CGI’s business and growth strategies across the U.S., UK, Europe and Asia in every major commercial and government industry sector. Prior to his appointment as COO, Mr. Hurlebaus led each of CGI’s strategic business units serving clients in the U.S.—the largest technology services market globally. As a member of CGI’s senior executive team for over a decade, he has played an integral role in shaping and driving the company’s profitable growth strategy across all of its end-to-end services: consulting, systems integration, managed services and intellectual property.

“For many years, Tim was identified by the Board as an innovative executive with the depth and breadth of business experience necessary to succeed in leading CGI,” said Serge Godin, CGI Founder and Co-Chair of the Board. “Importantly, Tim has a deep understanding of our operations and a steadfast commitment to ensuring we constantly seek the best equilibrium in creating value for each of our stakeholders.”

“I want to thank Serge, Julie and the Board of Directors for their confidence,” said Tim Hurlebaus, President and CEO. “As AI continues to create tremendous opportunities for industry transformation, CGI is well positioned to drive growth as we partner with clients to re-engineer how value is created and how work gets done. For over 50 years, clients have trusted CGI to deliver their most complex, mission-critical projects. In the AI era, this heritage of trust matters more than ever as we help clients turn the promise and potential of technology into tangible business results. I am honored to work together with our talented team as we create the next phase of CGI’s extraordinary journey.”

“It has been an honor to lead CGI and represent the world-class work of our talented team,” said François Boulanger. “After nearly 40 years in the IT services industry—30 of which have been with CGI—I look forward to a new chapter in retirement. Tim is a fantastic leader and I am confident that he will continue to build on our strong and resilient foundation while leading the team to the next phase of growth and global market leadership.”

Serge Godin adds, “I want to personally thank François for his partnership, leadership and positive impact on building our company. In the course of his career as CFO, COO and CEO, François led teams around the world to deliver on a wide range of business and operational strategies. Under his leadership, our CGI Partners were inspired to take action every day to strengthen CGI’s position as a partner and expert of choice for our clients, an employer of choice for our consultants and an investment of choice for our shareholders. He has been a remarkable leader in every regard, notably as he led our company during one of the most dynamic and innovative business cycles in history.”

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 94,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2025 reported revenue is CA$15.91 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Global Media

Andrée-Anne Pelletier

Manager, Media Relations

an.pelletier@cgi.com

+1 438-468-9118